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SEC Mail Processing Section MAR 01 2018 Washington DC 415

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SEC FILE NUMBER
8- 67829

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alt Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (516) 902-8974
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite St., Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

yw

DB

OATH OR AFFIRMATION

I, Kevin Meehan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alt Fund Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILYA MEKHTIYEV
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01ME6227281
COMM. EXP. 8/30/18

K P Meehan
Signature

FINOP
Title

Mekhtiyev I.
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALT FUND DISTRIBUTORS, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2017

SingerLewak
Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Alt Fund Distributors, LLC
New York, New York

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Alt Fund Distributors, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SingerLewak LLP

February 22, 2018

3600 S Yosemite St. #600 Denver, CO 80237 T: 303.694.6700 F: 303.694.6761
877.754.4557

Statement of Financial Condition

December 31, 2017

ASSETS	
Cash and Cash Equivalents	$ 1,734,956
Accounts Receivable	310,055
Accounts Receivable-Related Party	1,726,853
Prepaid Expense	20,681
TOTAL ASSETS	**$ 3,792,545**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$ 1,655,345
Accounts Payable-Related Party	6,622
Total Liabilities	1,661,967
Member's Equity	2,130,578
TOTAL LIABILITIES & EQUITY	**$ 3,792,545**

The accompanying notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENT
December 31, 2017

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Alt Fund Distributors, LLC (the "Company") is a Colorado limited liability company that was established primarily to distribute the Catalyst Funds (the "Fund"), registered under the Investment Company Act of 1940. The Company, formerly named Catalyst Mutual Fund Distributors, LLC and Ascent Real Estate Securities, LLC, was formed on December 18, 2007 and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer

15c3-3 Exemption

The Company under Rule 15c3-3(k)(1) is exempt from the customer reserve requirements and the possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts and has a limited business as a distributor of mutual funds.

Revenue Recognition

As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

As customary in the mutual fund distribution industry, the Company's gross revenues are subject to a deduction in arriving at reported revenues. When the Company recognizes revenue from commissions on the sale of mutual funds, an estimate of the provision for chargebacks is recorded reducing commission revenues and account receivables. A chargeback represents commission revenue to be returned to the customer in the event mutual funds sold are redeemed within 90 days of the initial sale. This provision is estimated based on historical payment experience, mix of mutual funds being sold, market performance of the funds, and their historical relationship to revenues.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Income Taxes

As a limited liability company, the Company is not considered a separate taxable entity for income tax purposes. All income is reported on the members' tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2017, the Company had net capital and net capital requirements of $2,001,036 and $110,798 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.8306 to 1.

NOTE 3 - CONCENTRATIONS AND RISK

Revenue from Catalyst Capital Advisors LLC, and Underwriter Commissions was approximately $10,109,171 and $1,192,764 and represented approximately 72% and 8%, respectively, of the total commercial revenue of the Company for the year ended December 31, 2017, all of which are related parties. As of December 31, 2017, the amounts due from Catalyst Capital Advisors LLC and Underwriter Commissions was approximately $1,617,992 and $145,527, and represented approximately 79% and 7%, respectively, of accounts receivable.

The Company maintains a checking account in a financial institution. Accounts at the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be in a deposit account that exceeds the FDIC insurance limit. The company has not experienced any losses in the account. The company believes it is not exposed to any significant risk on cash.

NOTE 4 - RELATED PARTIES

The Company is the distributor of related party mutual funds and earns commissions for sales. The Company provides marketing services for related party advisors. As of December 31, 2017, the Company had sales of $12,189,236 and had accounts receivable of $1,726,853 from their related party affiliates. The Company has a services and expense agreement with a related limited liability company. Total rent expense paid to a related party affiliate was $235,892 for the year ended December 31, 2017.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017

NOTE 5 - MEMBERS' EQUITY

The Company is owned by one member.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.